SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Received SEC

JUL 16 2009

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to_________

COMMISSION FILE NUMBER 8-28475

A. **Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan**

B. **Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:**

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007

TABLE OF CONTENTS

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the year ended December 31, 2008 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administrative Committee of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

New York, New York
July 8, 2009

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

	December 31 2008	December 31 2007
ASSETS		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	$ 22,256,773	$ 38,507,886
Participant loans	947,400	949,492
Contributions Receivable:		
Participant	14,730	24,781
Company, net	1,889,773	1,565,556
Total assets	25,108,676	41,047,715
LIABILITIES		
Accrued expenses	3,895	13,435
Total liabilities	3,895	13,435
Net assets available for benefits at fair value	25,104,781	41,034,280
Adjustment from fair value to contract value for fully benefit responsive investment contracts	390,604	6,553
Net assets available for benefits	$ 25,495,385	$ 41,040,833

The accompanying notes are an integral part of these financial statements.

UBS FINANCIAL SERVICES INCORPORATED OF PUERTO RICO SAVINGS PLUS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31 2008	2007
ADDITIONS TO NET ASSETS		
Investment income from UBS Financial Services Inc. Master Investment Trust:		
Interest income	$ 339,604	$ 473,174
Dividends from UBS Company Stock Fund	-	579,237
Capital gain distributions and other dividends	368,681	403,364
Total Investment Income	708,285	1,455,775
Net depreciation in fair value of investment in UBS Financial Services Inc. Master Investment Trust	(19,045,655)	(3,288,504)
Contributions:		
Participants	1,597,471	1,409,149
Rollovers	-	1,340
Company, net	1,889,773	1,565,556
Total contributions	3,487,244	2,976,045
	(14,850,126)	1,143,316
DEDUCTIONS FROM NET ASSETS		
Distributions to participants	599,749	1,240,151
Rollovers	-	46,259
Administrative expenses	95,573	108,491
Total deductions from net assets	695,322	1,394,901
Net decrease in net assets available for benefits	(15,545,448)	(251,585)
Net assets available for benefits:		
Beginning of year	41,040,833	41,292,418
End of year	$ 25,495,385	$ 41,040,833

The accompanying notes are an integral part of these financial statements.

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (the "Plan") provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers employees of UBS Financial Services Incorporated of Puerto Rico (the "Company"), or any of its subsidiaries or affiliates which have adopted the Plan who are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services Inc. ("UBS Financial Services"), which is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS").

The Plan became effective January 1, 2000 and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time, provided that such action does not reduce the accrued benefits of any participant. At December 31, 2008 and 2007, there were 414 and 368 Plan participants, respectively.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. A participant may make pre-tax contributions, after-tax contributions or rollover contributions as of the first day of the first payroll period coinciding with or following the date the participant is both eligible to participate and has elected to participate in the Plan.

The Plan includes four contribution types: participant contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP"). The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico contribution limits. All other features of the Plan are similar to those of the UBS Financial Services Inc. 401(k) Plus Plan ("UBS 401(k)").

The Plan's assets are invested in a master trust which in turn invests in mutual funds, commingled funds, separately-managed accounts, venture capital and partnerships, insurance contracts (GICs) and the UBS Company Stock Fund (the "UBS Stock Fund").

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

General *(continued)*

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust") was established on January 1, 2000 for the Plan and the UBS 401(k). Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the UBS 401(k) and the Pension Plan. The investments of all three plans are all held in the Master Trust, which is administered by The Northern Trust Company (the "Trustee"). Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan.

Participant Contributions

A participant's contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, "after-tax contributions," which do not reduce a participant's taxable compensation or "rollovers," which are transfers from other Puerto Rico tax qualified retirement plans.

For each plan year, a participant is eligible to make pre-tax contributions through payroll deductions up to 10% of their eligible compensation. The dollar amount of a participant's contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the "Code") limits. Eligible compensation is defined as 499-R-2/W-2 PR earnings (subject to certain adjustments), not to exceed $230,000 and $225,000 for 2008 and 2007, respectively, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax contributions are limited by the Code to $8,000 for 2008 and 2007. As a result of Law 92 that went into effect on May 16, 2006, participants who attained age 50 on or before December 31, 2008 are limited to pre-tax contributions of $9,000 for 2008 and 2007, respectively. These limits will be subject to change in future years to be consistent with U.S. and Puerto Rico Code limits.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Participant Contributions *(continued)*

Participants are also permitted to make after-tax contributions of up to 10% of their eligible compensation provided that the maximum combined rate of a participant's pre-tax and after-tax contributions does not exceed 20% for 2008 and 2007. After-tax contributions may be considered in determining the Company's matching contribution.

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre-tax and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax and after-tax contributions (up to 6% of eligible compensation) by 100% and is limited to $3,000. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit-sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for pre-tax and after-tax contributions. If a participant's investment election was not in place, the default investment was the target year Lifecycle funds as of February 1, 2008 or the UBS Stable Value Fund for January 2008 and prior.

The QDP feature is a supplemental profit-sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If a participant's investment election is not in place, the same procedures as for the retirement contribution are followed.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Limitation on Contributions for Highly-Compensated Employees ("HCEs")

The Code limits the amount of pre-tax contributions that can be made to the Plan for HCEs. As a result of those limitations, the ability of an HCE to make pre-tax contributions may be restricted. To meet those limitations, the Plan may be required to refund pre-tax contributions that had previously been made by the HCEs.

Investment Options

Participants can select from approximately 90 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. The three tiers, as described in the Plan's Investment Guide, are as follows:

1. The Lifecycle Tier is comprised of five target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management (US) Inc. ("UBS GAM"). This tier is intended for participants who want flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options. The Plan's Investment Committee monitors the performance of the fund families within the tier on an annual basis but does not monitor the performance of each fund.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Investment Options *(continued)*

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, a direct, wholly-owned subsidiary of UBS Americas. UBS GAM earns management fees from the UBS GAM Funds offered in the Mutual Fund Window Tier and the UBS Select Money Market Fund offered in the Core Tier. These fees were paid by the participants.

The S&P 500 Index Fund offered in the Core Tier was managed and administered by the UBS Fiduciary Trust Company, which was a direct, wholly-owned subsidiary of UBS Americas. UBS sold its interest in UBS Fiduciary Trust Company in October 2008. UBS Fiduciary Trust earns management fees from the S&P 500 Index Fund. These fees are paid by the Company and they amounted to $1,534 and $2,409 for 2008 and 2007, respectively.

Additionally, Dwight Asset Management, a qualified professional asset manager, independently selected UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund, a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Stable Value Fund including that portion of the fees related to assets managed by UBS GAM.

Participant Accounts

Under the Plan each participant has two accounts—their Employee Account and their Company Account. The two accounts are managed by the employee as a single account. Only one asset allocation can be selected and is applicable to both accounts. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

Beginning in December 2007, participants can make separate investment elections for their future pre-tax, after-tax and company contributions.

The participant's Company Account reflects their share of the Company's contributions from the Company match, the Company retirement contribution and the QDP for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to those Company contributions.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Vesting

Participants are immediately vested in their Employee Account. A participant is fully vested in the Company match, retirement and QDP contributions and earnings thereon after either attaining three years of service, reaching age 65, becoming totally and permanently disabled, or upon death.

Forfeited balances of terminated participants' nonvested Company Accounts are used to reduce the Company's contributions to the Plan.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

Participant Loans

Participants may obtain loans from the Plan. The minimum amount that may be borrowed is $1,000 and the maximum amount is limited to the lesser of 50% of the value of participant's vested account balance or $50,000, reduced by the participant's highest outstanding loan balance over the previous 12 months. Repayment period for the loans depends on the type of loan that is taken out. Short-term non-hardship loans and short-term hardship loans may be repaid over a period of one to five years while the repayment period for primary residence loans is 10 to 20 years.

Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's paychecks. The outstanding principal amount of any loan can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

NOTE 1 DESCRIPTION OF THE PLAN *(continued)*

Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefits to participants are recorded when paid.

Investment Valuation and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan's interest in the net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Reclassifications

Certain prior year investment amounts have been reclassified to conform to the current year presentation.

NOTE 3 CONTRIBUTIONS

The Company's contributions to the Plan are as follows:

	Year Ended December 31 2008	2007
Company match	$ 624,604	$ 575,826
Company retirement contribution	942,119	748,203
QDP	325,000	247,500
Forfeitures	(1,950)	(5,973)
Net company contributions	$ 1,889,773	$ 1,565,556

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for the Plan year is made by the following September.

NOTE 4 MASTER TRUST

The Master Trust holds the investments of the Plan, UBS 401(k) and the Pension Plan. Each participating retirement plan has an interest in the Master Trust. Investment income and expenses are allocated to the Plan based upon its individual interests in the investments of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and UBS 401(k). The interests in the Master Trust investments are as follows:

	December 31	
	2008	2007
Plan and UBS 401(k):		
Mutual Funds	82.3%	81.0%
Short-term Investments	54.8%	95.8%
Insurance Contracts (GICs)	100.0%	100.0%
UBS Stock Fund	100.0%	100.0%
Equity Securities	60.8%	64.6%
Government Securities	-	-
Corporate Debt Obligations	-	-
Other Fixed Income	100.0%	100.0%
Venture Capital and Partnerships	-	-
Asset Backed Securities	-	-
Municipal Securities	-	-
Pension Plan:		
Mutual Funds	17.7%	19.0%
Short-term Investments	45.2%	4.2%
Insurance Contracts (GICs)	-	-
UBS Stock Fund	-	-
Equity Securities	39.2%	35.4%
Government Securities	100.0%	100.0%
Corporate Debt Obligations	100.0%	100.0%
Other Fixed Income	-	-
Venture Capital and Partnerships	100.0%	100.0%
Asset Backed Securities	100.0%	100.0%
Municipal Securities	-	100.0%

The UBS 401(k) and the Plan percentage interest in the Master Trust is 98.6% and 1.4% respectively. Each plan's percentage interest in the underlying assets may vary since investments are participant directed.

NOTE 4 MASTER TRUST *(continued)*

The following table represents the fair value of investments held by the Master Trust as of December 31:

	2008	2007
Investments, at fair value:		
Mutual Funds	$ 1,119,952,950	$ 1,795,767,091
Short-term Investments	308,275,157	158,415,323
Insurance Contracts (GICs)	218,259,077	240,503,333
UBS Stock Fund	213,364,594	561,803,612
Equity Securities	122,612,216	234,813,428
Government Securities	96,661,200	107,963,394
Corporate Debt Obligations	87,049,431	99,583,048
Other Fixed Income	8,355,390	6,720,789
Venture Capital and Partnerships	4,664,446	5,294,356
Asset Backed Securities	1,907,603	2,349,952
Municipal Securities	-	685,385
Total Investments, at fair value	2,181,102,064	3,213,899,711
Payable for securities purchased	(13,685,605)	(6,723,812)
Receivable for securities sold	14,860,756	5,745,432
Investment income receivable	2,528,572	4,975,384
Total net investments, at fair value	2,184,805,787	3,217,896,715
Adjustment from fair value to contract value for fully benefit responsive investment contract	27,900,302	3,589,028
Total net assets	$ 2,212,706,089	$ 3,221,485,743

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2008	2007
Net realized and unrealized appreciation\(depreciation) of investments:		
UBS Stock Fund	$ (393,884,936)	$(172,734,192)
Other Investments	(758,067,532)	166,027,748
	(1,151,952,468)	(6,706,444)
Interest and dividend income	67,348,433	80,642,571
	$(1,084,604,035)	$ 73,936,127

NOTE 5 FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurement.

The fair value hierarchy outlined in SFAS No. 157 prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical financial instruments (level 1) and the lowest priority to unobservable inputs (level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number factors specific to the financial instrument.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the financial instrument, either directly or indirectly.

Level 3 inputs are unobservable inputs for the financial instrument.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Equity securities: Actively traded securities are valued at the closing price reported on the active market on which the individual securities are traded. The value of certain equity securities for which there is no active market are based on the unit price of shares held.

Mutual funds, commingled funds: Valued at the net asset value of shares held by the Plan at year end.

NOTE 5 FAIR VALUE MEASUREMENTS *(continued)*

Participant loans: Valued at amortized cost, which approximates fair value.

Short-term investment funds: Valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts: The fair value of synthetic guaranteed investment contracts equals the fair value of the underlying assets plus the fair value of the wrapper contract. The fair value of the underlying assets primarily consisting of commingled investment funds are valued based on the net asset values of shares held. The value of the wrapper contract is calculated by adjusting the current wrap contract fee less contract fee submitted with market re-bid multiplied by the contract book value, discounted using duration equivalent swap rate.

Venture Capital and Partnerships: Valued at fair value using methods determined in good faith by General Partners of the funds.

Government Securities, Corporate Debt Obligations, and Municipal Securities: Valued based on yields currently available on comparable securities of issues with similar credit rating.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 FAIR VALUE MEASUREMENTS *(continued)*

At December 31, 2008, the investments held by the Master Trust allocated to the FAS 157 hierarchies are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$ 1,032,434,552	$ 87,518,398	$ -	$ 1,119,952,950
Short-term Investments	300,151,867	8,123,290	-	308,275,157
Insurance Contracts (GICs)	-	218,259,077	-	218,259,077
UBS Stock Fund	213,364,594	-	-	213,364,594
Equity Securities	74,729,564	47,865,652	17,000	122,612,216
Government Securities	-	96,661,200	-	96,661,200
Corporate Debt Obligations	-	82,441,443	4,607,988	87,049,431
Other Fixed Income	8,355,390	-	-	8,355,390
Venture Capital and Partnerships	-	-	4,664,446	4,664,446
Asset Backed Securities	-	1,667,734	239,869	1,907,603
Total net investments, at fair value	$ 1,629,035,967	$ 542,536,794	$ 9,529,303	$ 2,181,102,064

In addition, the Plan held loans from participants in the amount of $947,400 which are considered level 3 assets.

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value measurements:

	Equity Securities	Corporate Debt Obligations	Venture Capital and Partnerships	Asset Backed Securities	Total Level 3 Investments	Participant Loans	Level 3 Total
Beginning Balance as of January 1, 2008	$ -	$ 3,424,416	$ 5,294,356	$ -	$ 8,718,772	$ 949,492	$ 9,668,264
Gains/Losses Realized/Unrealized	-	(1,306,840)	-	(7,631)	(1,314,471)	-	(1,314,471)
Purchases,Issuances, Settlements	17,000	2,490,412	(629,910)	247,500	2,125,002	(2,092)	2,122,910
Ending Balance as of December 31, 2008	$ 17,000	$ 4,607,988	$ 4,664,446	$ 239,869	$ 9,529,303	$ 947,400	$10,476,703

NOTE 6 INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Stable Value Portfolio (the "Fund") holds investments in synthetic guaranteed investment contracts (GICs), commingled funds and cash and cash equivalents. These contracts provide for the payment of a specified rate of interest to the portfolio and for the repayment of principal when the contract matures. Contract value represents contributions to the fund plus interest accrued, less redemptions. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% percent. The interest rates for the year ended December 31, 2008 ranged from 1.19% to 5.34%. Generally, interest rates reset quarterly.

Certain events limit the ability of the plan to transact at contract value with the issuer. Such events include all or some of the following: (i) amendments to the Plan documents or the Plan's administration, including reduction or elimination of employer matching contributions; (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the plan, the withdrawal from the contract resulting from an events at the direction of the Plan sponsor ("employer initiated event") such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, Fund, Trustee or Investment Manager, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the fund.

These contracts are subject to certain restrictions or penalties in the event of early withdrawal or liquidation.

Average yields:	2008	2007
Based on actual earnings	5.85%	5.47%
Based on interest rate credited to participants	1.21%	4.78%

NOTE 7 RISKS AND UNCERTAINTIES

The Plan invests in various investment instruments. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 PUERTO RICO INCOME TAXES

The Plan has received a favorable determination letter from the Puerto Rico Department of Treasury (the "Treasury") dated August 24, 2001, stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Code of 1994 and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the Master Trust is tax exempt. The Plan has not been qualified nor is intended to be qualified under sections 401(a) or 401(k) of the United States Internal Revenue Service Code.

NOTE 9 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008, to the Form 5500:

Net assets available for benefits per the financial statements	$ 25,495,385
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(390,604)
Net assets available for benefits per the Form 5500	$ 25,104,781

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

UBS FINANCIAL SERVICES INCORPORATED OF
PUERTO RICO SAVINGS PLUS PLAN
EIN: 13-3074649
Plan # 003
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
For the Year Ended December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans*	0-20 years maturity at 6.00%-9.25% for 2008	$ 947,400

* *Party-in-interest*

Cost information is not required because investments are participant-directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

By: ______________________________

Robert McCormick, Plan Administrator

Dated: July 8, 2009

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-49214 on Form S-8) pertaining to the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan of UBS Financial Services Incorporated of Puerto Rico (the "Company") of our report dated July 8, 2009, with respect to the financial statements and schedule of the Company's UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan included in this Annual Report (Form 11-K) for the fiscal year ended December 31, 2008.

Mitchell & Titus, LLP

New York, New York
July 8, 2009

Mitchell & Titus LLP

www.mitchelltitus.com